FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2013 First Quarter

(April 1, 2012 through June 30, 2012)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2013 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

English translation from the original Japanese-language document

August 3, 2012

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Tetsuya Otake, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 10, 2012
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2013 First Quarter (April 1, 2012 through June 30, 2012)

(1)	Consolidated financial results (For the three months ended June 30)

	(% of change from previous first quarter)
	Net revenues		Operating income		Quarterly income before income taxes and equity in earnings of affiliated companies		Quarterly net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2013 first quarter	5,501,573	59.9	353,143	—	415,203	—	290,347	—
FY2012 first quarter	3,441,050	-29.4	-107,963	—	-80,531	—	1,160	-99.4

(Note)  Quarterly comprehensive income: FY2013 first quarter 70,636 million yen (— %), FY2012 first quarter 1,950 million yen (— %)

	Quarterly net income attributable to Toyota Motor Corporation per share – Basic	Quarterly net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2013 first quarter	91.68	91.68
FY2012 first quarter	0.37	0.37

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2013 first quarter	30,029,775	11,027,593	10,510,258	35.0
FY2012	30,650,965	11,066,478	10,550,261	34.4

2.	Cash dividends

Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2012	—	20.00	—	30.00	50.00
FY2013	—
FY2013 (forecast)		—	—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of consolidated results for FY2013 (April 1, 2012 through March 31, 2013)

	(% of change from FY2012)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2013	22,000,000	18.4	1,000,000	181.2	1,160,000	168.0	760,000	168.0	239.99

(Note) Revisions to the forecast of consolidated results since the latest announcement: none

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2013 first quarter 3,447,997,492 shares, FY2012 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2013 first quarter 281,190,938 shares,
FY2012 281,187,739 shares

(iii)	Average number of shares issued and outstanding in each period: FY2013 first quarter 3,166,807,332 shares,
FY2012 first quarter 3,135,694,420 shares

Information regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates fluctuations; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political and economic instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; (xiii) Toyota’s reliance on various digital and information technologies; and (xiv) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America.

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

TABLE OF CONTENTS

1. Qualitative Information Concerning Consolidated Financial Results for FY2013 First Quarter	2
(1) Financial Results	2
(2) Segment Operating Results	2
(3) Geographic Information	3

2. Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2013	4

3. Other Information	5
(1) Changes in significant subsidiaries during the current period	5
(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements	5
(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements	5

4. Consolidated Production and Sales	6
(1) Production	6
(2) Sales (by destination)	6

5. Quarterly Consolidated Financial Statements	7
(1) Quarterly Consolidated Balance Sheets	7
(2) Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income	9
(3) Quarterly Consolidated Statements of Cash Flows	11
(4) Going Concern Assumption	11
(5) Segment Information	12
(6) Significant Changes in Shareholders’ Equity	14

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2013 First Quarter

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 1,048 thousand units, or 85.7%, to 2,269 thousand units in FY2013 first quarter (the three months ended June 30, 2012) compared with FY2012 first quarter (the three months ended June 30, 2011). Vehicle unit sales in Japan increased by 285 thousand units, or 97.3%, to 577 thousand units in FY2013 first quarter compared with FY2012 first quarter. Meanwhile, overseas vehicle unit sales also increased by 763 thousand units, or 82.1%, to 1,692 thousand units in FY2013 first quarter compared with FY2012 first quarter.

As for the results of operations, net revenues increased by 2,060.5 billion yen, or 59.9%, to 5,501.5 billion yen in FY2013 first quarter compared with FY2012 first quarter, and operating income increased by 461.1 billion yen to 353.1 billion yen in FY2013 first quarter compared with FY2012 first quarter. Among the factors contributing to an increase in operating income were the effects of marketing efforts of 440.0 billion yen, cost reduction efforts of 70.0 billion yen and other factors of 1.1 billion yen. On the other hand, factors contributing to a decrease in operating income primarily included the effects of changes in exchange rates of 40.0 billion yen and an increase in expense and others of 10.0 billion yen. Quarterly income before income taxes and equity in earnings of affiliated companies increased by 495.7 billion yen to 415.2 billion yen in FY2013 first quarter compared with FY2012 first quarter. Quarterly net income attributable to Toyota Motor Corporation increased by 289.1 billion yen to 290.3 billion yen in FY2013 first quarter compared with FY2012 first quarter.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 2,059.2 billion yen, or 67.3%, to 5,120.1 billion yen in FY2013 first quarter compared with FY2012 first quarter, and operating income increased by 461.2 billion yen to 258.6 billion yen in FY2013 first quarter compared with FY2012 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations decreased by 11.3 billion yen, or 4.0%, to 274.4 billion yen in FY2013 first quarter compared with FY2012 first quarter, and operating income decreased by 7.8 billion yen, or 8.3%, to 86.7 billion yen in FY2013 first quarter compared with FY2012 first quarter. The decrease in operating income was mainly due to effects related to credit losses including provision and reversal in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 52.7 billion yen, or 27.7%, to 243.2 billion yen in FY2013 first quarter compared with FY2012 first quarter, and operating income increased by 11.2 billion yen to 9.3 billion yen in FY2013 first quarter compared with FY2012 first quarter.

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Geographic Information

(i) Japan:

Net revenues in Japan increased by 1,457.7 billion yen, or 81.7%, to 3,242.2 billion yen in FY2013 first quarter compared with FY2012 first quarter, and operating income increased by 313.7 billion yen to 107.1 billion yen in FY2013 first quarter compared with FY2012 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 739.2 billion yen, or 86.6%, to 1,592.8 billion yen in FY2013 first quarter compared with FY2012 first quarter, and operating income increased by 88.6 billion yen, or 305.8%, to 117.6 billion yen in FY2013 first quarter compared with FY2012 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 52.1 billion yen, or 11.3%, to 512.0 billion yen in FY2013 first quarter compared with FY2012 first quarter, and operating income increased by 10.9 billion yen to 3.4 billion yen in FY2013 first quarter compared with FY2012 first quarter.

(iv) Asia:

Net revenues in Asia increased by 373.7 billion yen, or 53.4%, to 1,073.6 billion yen in FY2013 first quarter compared with FY2012 first quarter, and operating income increased by 41.4 billion yen, or 69.0%, to 101.5 billion yen in FY2013 first quarter compared with FY2012 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania and Africa):

Net revenues in other regions increased by 114.6 billion yen, or 31.1%, to 483.4 billion yen in FY2013 first quarter compared with FY2012 first quarter, and operating income increased by 6.1 billion yen, or 29.2%, to 27.1 billion yen in FY2013 first quarter compared with FY2012 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2013

Reflecting the current trend of foreign currency exchange rates, the upward revision of our sales plans based on our recent business performance and favorable results obtained from a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2013 (April 1, 2012 through March 31, 2013) is set forth below. This forecast assumes average exchange rates through the fiscal year of 80 yen per US$1 and 101 yen per 1 euro.

Forecast of consolidated results for FY2013

Net revenues	22,000.0 billion yen	(an increase of 18.4% compared with FY2012)
Operating income	1,000.0 billion yen	(an increase of 181.2% compared with FY2012)
Income before income taxes and equity in earnings of affiliated companies	1,160.0 billion yen	(an increase of 168.0% compared with FY2012)
Net income attributable to Toyota Motor Corporation	760.0 billion yen	(an increase of 168.0% compared with FY2012)

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates fluctuations; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; (xiii) Toyota’s reliance on various digital and information technologies; and (xiv) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the presentation of comprehensive income. This guidance requires to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance for fiscal year, and interim period within the fiscal year, beginning after December 15, 2011. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2012 first quarter (April 1, 2011 through June 30, 2011)	FY2013 first quarter (April 1, 2012 through June 30, 2012)	Increase (Decrease)
Automotive	Japan	556,147	1,105,286	549,139
	North America	188,260	450,723	262,463
	Europe	75,752	102,030	26,278
	Asia	279,824	470,070	190,246
	Other	89,674	108,053	18,379

	Total	1,189,657	2,236,162	1,046,505

Other	Housing	1,009	1,044	35

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2012 first quarter (April 1, 2011 through June 30, 2011)	FY2013 first quarter (April 1, 2012 through June 30, 2012)	Increase (Decrease)
Automotive	Japan	292,283	576,670	284,387
	North America	275,468	662,347	386,879
	Europe	174,249	208,847	34,598
	Asia	259,873	418,756	158,883
	Other	219,501	401,943	182,442

	Total	1,221,374	2,268,563	1,047,189

Other	Housing	879	930	51

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 first quarter (June 30, 2012)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,679,200	1,728,288	49,088
Time deposits	80,301	75,393	(4,908)
Marketable securities	1,181,070	1,254,817	73,747
Trade accounts and notes receivable, less allowance for doubtful accounts	1,999,827	1,770,548	(229,279)
Finance receivables, net	4,114,897	4,124,078	9,181
Other receivables	408,547	314,627	(93,920)
Inventories	1,622,282	1,625,803	3,521
Deferred income taxes	718,687	707,228	(11,459)
Prepaid expenses and other current assets	516,378	506,842	(9,536)

Total current assets	12,321,189	12,107,624	(213,565)

Noncurrent finance receivables, net	5,602,462	5,432,051	(170,411)
Investments and other assets:
Marketable securities and other securities investments	4,053,572	3,977,024	(76,548)
Affiliated companies	1,920,987	1,913,801	(7,186)
Employees receivables	56,524	56,295	(229)
Other	460,851	476,985	16,134

Total investments and other assets	6,491,934	6,424,105	(67,829)

Property, plant and equipment:
Land	1,243,261	1,239,102	(4,159)
Buildings	3,660,912	3,635,356	(25,556)
Machinery and equipment	9,094,399	8,934,356	(160,043)
Vehicles and equipment on operating leases	2,575,353	2,518,617	(56,736)
Construction in progress	275,357	256,392	(18,965)

Total property, plant and equipment, at cost	16,849,282	16,583,823	(265,459)

Less – Accumulated depreciation	(10,613,902)	(10,517,828)	96,074

Total property, plant and equipment, net	6,235,380	6,065,995	(169,385)

Total assets	30,650,965	30,029,775	(621,190)

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 first quarter (June 30, 2012)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,450,649	3,593,562	142,913
Current portion of long-term debt	2,512,620	2,347,816	(164,804)
Accounts payable	2,242,583	2,036,099	(206,484)
Other payables	629,093	585,671	(43,422)
Accrued expenses	1,828,523	1,820,881	(7,642)
Income taxes payable	133,778	156,788	23,010
Other current liabilities	984,328	962,903	(21,425)

Total current liabilities	11,781,574	11,503,720	(277,854)

Long-term liabilities:
Long-term debt	6,042,277	5,785,249	(257,028)
Accrued pension and severance costs	708,402	705,742	(2,660)
Deferred income taxes	908,883	874,239	(34,644)
Other long-term liabilities	143,351	133,232	(10,119)

Total long-term liabilities	7,802,913	7,498,462	(304,451)

Total liabilities	19,584,487	19,002,182	(582,305)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2012 and June 30, 2012 issued: 3,447,997,492 shares at March 31, 2012 and June 30, 2012	397,050	397,050	—
Additional paid-in capital	550,650	552,278	1,628
Retained earnings	11,917,074	12,112,417	195,343
Accumulated other comprehensive income (loss)	(1,178,833)	(1,415,796)	(236,963)
Treasury stock, at cost, 281,187,739 shares at March 31, 2012 and 281,190,938 shares at June 30, 2012	(1,135,680)	(1,135,691)	(11)

Total Toyota Motor Corporation shareholders’ equity	10,550,261	10,510,258	(40,003)

Noncontrolling interests	516,217	517,335	1,118

Total shareholders’ equity	11,066,478	11,027,593	(38,885)

Commitments and contingencies

Total liabilities and shareholders’ equity	30,650,965	30,029,775	(621,190)

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income and

      Quarterly Consolidated Statements of Comprehensive Income

Quarterly Consolidated Statements of Income

(First quarter for the three months ended June 30)

	(Amount: million yen)
	FY2012 first quarter (Three months ended June 30, 2011)	FY2013 first quarter (Three months ended June 30, 2012)	Increase (Decrease)
Net revenues:
Sales of products	3,162,347	5,233,688	2,071,341
Financing operations	278,703	267,885	(10,818)

Total net revenues	3,441,050	5,501,573	2,060,523

Costs and expenses:
Cost of products sold	2,975,331	4,540,873	1,565,542
Cost of financing operations	161,536	131,959	(29,577)
Selling, general and administrative	412,146	475,598	63,452

Total costs and expenses	3,549,013	5,148,430	1,599,417

Operating income (loss)	(107,963)	353,143	461,106

Other income (expense):
Interest and dividend income	32,478	34,636	2,158
Interest expense	(5,381)	(6,036)	(655)
Foreign exchange gain (loss), net	(3,678)	10,918	14,596
Other income, net	4,013	22,542	18,529

Total other income (expense)	27,432	62,060	34,628

Quarterly income (loss) before income taxes and equity in earnings of affiliated companies	(80,531)	415,203	495,734

Provision for income taxes	(43,188)	164,914	208,102
Equity in earnings of affiliated companies	40,202	71,341	31,139

Quarterly net income	2,859	321,630	318,771

Less: Quarterly net income attributable to noncontrolling interests	(1,699)	(31,283)	(29,584)

Quarterly net income attributable to Toyota Motor Corporation	1,160	290,347	289,187

	(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	0.37	91.68	91.31
Diluted	0.37	91.68	91.31

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Quarterly Consolidated Statements of Comprehensive Income

(First quarter for the three months ended June 30)

	(Amount: million yen)
	FY2012 first quarter (Three months ended June 30, 2011)	FY2013 first quarter (Three months ended June 30, 2012)	Increase (Decrease)
Quarterly net income	2,859	321,630	318,771
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(49,654)	(161,155)	(111,501)
Unrealized gains (losses) on securities, net of reclassification adjustments	51,993	(90,782)	(142,775)
Pension liability adjustments	(3,248)	943	4,191

Total other comprehensive income (loss)	(909)	(250,994)	(250,085)

Quarterly comprehensive income	1,950	70,636	68,686
Less: Quarterly comprehensive income attributable to noncontrolling interests	1,488	(17,252)	(18,740)

Quarterly comprehensive income attributable to Toyota Motor Corporation	3,438	53,384	49,946

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Quarterly Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2012 first quarter (Three months ended June 30, 2011)	FY2013 first quarter (Three months ended June 30, 2012)
Cash flows from operating activities:
Quarterly net income	2,859	321,630
Adjustments to reconcile quarterly net income to net cash provided by operating activities
Depreciation	256,213	253,132
Provision for doubtful accounts and credit losses	(16,045)	6,940
Pension and severance costs, less payments	6,207	4,601
Losses on disposal of fixed assets	6,524	5,953
Unrealized losses on available-for-sale securities, net	281	12
Deferred income taxes	(24,751)	5,721
Equity in earnings of affiliated companies	(40,202)	(71,341)
Changes in operating assets and liabilities, and other	125,265	176,043

Net cash provided by operating activities	316,351	702,691

Cash flows from investing activities:
Additions to finance receivables	(2,021,331)	(2,424,248)
Collection of and proceeds from sales of finance receivables	2,089,073	2,182,341
Additions to fixed assets excluding equipment leased to others	(172,441)	(183,289)
Additions to equipment leased to others	(197,487)	(255,754)
Proceeds from sales of fixed assets excluding equipment leased to others	5,308	10,230
Proceeds from sales of equipment leased to others	125,860	119,222
Purchases of marketable securities and security investments	(753,224)	(833,276)
Proceeds from sales of and maturity of marketable securities and security investments	904,870	645,055
Changes in investments and other assets, and other	60,516	39,620

Net cash provided by (used in) investing activities	41,144	(700,099)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	360,761	601,632
Payments of long-term debt	(685,550)	(664,512)
Increase in short-term borrowings	157,952	271,391
Dividends paid	(94,071)	(95,004)
Purchase of common stock, and other	(19,365)	(16,811)

Net cash provided by (used in) financing activities	(280,273)	96,696

Effect of exchange rate changes on cash and cash equivalents	(25,920)	(50,200)

Net increase in cash and cash equivalents	51,302	49,088

Cash and cash equivalents at beginning of period	2,080,709	1,679,200

Cash and cash equivalents at end of period	2,132,011	1,728,288

Note:

In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5) Segment Information

(i) Segment operating results

FY2012 first quarter (Three months ended June 30, 2011)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	3,055,743	278,703	106,604	—	3,441,050
Inter-segment sales and transfers	5,087	7,069	83,935	(96,091)	—

Total	3,060,830	285,772	190,539	(96,091)	3,441,050
Operating expenses	3,263,372	191,161	192,489	(98,009)	3,549,013

Operating income (loss)	(202,542)	94,611	(1,950)	1,918	(107,963)

FY2013 first quarter (Three months ended June 30, 2012)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,110,683	267,885	123,005	—	5,501,573
Inter-segment sales and transfers	9,422	6,583	120,251	(136,256)	—

Total	5,120,105	274,468	243,256	(136,256)	5,501,573
Operating expenses	4,861,412	187,734	233,926	(134,642)	5,148,430

Operating income	258,693	86,734	9,330	(1,614)	353,143

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Geographic information

FY2012 first quarter (Three months ended June 30, 2011)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,165,687	832,755	448,141	658,104	336,363	—	3,441,050
Inter-segment sales and transfers	618,802	20,843	11,772	41,833	32,453	(725,703)	—

Total	1,784,489	853,598	459,913	699,937	368,816	(725,703)	3,441,050
Operating expenses	1,991,123	824,607	467,464	639,825	347,788	(721,794)	3,549,013

Operating income (loss)	(206,634)	28,991	(7,551)	60,112	21,028	(3,909)	(107,963)

FY2013 first quarter (Three months ended June 30, 2012)
	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,014,485	1,559,749	489,449	997,697	440,193	—	5,501,573
Inter-segment sales and transfers	1,227,780	33,062	22,599	75,961	43,298	(1,402,700)	—

Total	3,242,265	1,592,811	512,048	1,073,658	483,491	(1,402,700)	5,501,573
Operating expenses	3,135,160	1,475,175	508,647	972,078	456,315	(1,398,945)	5,148,430

Operating income	107,105	117,636	3,401	101,580	27,176	(3,755)	353,143

Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION    FY2013 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Significant Changes in Shareholders’ Equity

None